Filed Pursuant To Rule 433

Registration No. 333-180974

June 19, 2013

Gold ETFs Fall to Key Support Level Before Fed

June 18th 2013 at 2:57pm by John Spence

Gold ETFs fell for a second day to test a key technical support level as traders speculated the Federal Reserve may taper its bond purchases after its two-day meeting.

SPDR Gold Shares (NYSEArca: GLD) was down more than 1% in afternoon trading Tuesday.

On Wednesday, markets will get the Fed announcement followed by a press conference from Chairman Ben Bernanke. Investors will be looking for any hints the central bank could start to pull back on monetary stimulus.

On Tuesday, the government said consumer prices rose just 0.1% in May. Separately, U.S. housing starts climbed nearly 7% last month.

“Recent data gives little insight into, or guidance on, the Fed’s short-term monetary stance while instead offering rich ground for a policy debate. This is likely to be reflected in minutes from the meeting, while Ben Bernanke’s statement late on Wednesday is hardly likely to turn outright hawkish right away, given subdued [CPI readings],” said Andrey Kryuchenkov, metals analyst at VTB Capital, in a MarketWatch report.

Bernanke has indicated the Fed could ease back its purchases of $85 billion a month of Treasury and mortgage debt, if the economy and job market improve.

Gold ETFs are down about 18% so far in 2013, putting the 12-year bull market in jeopardy.

Gold has also fallen out of favor as inflation remains subdued and Eurozone debt concerns have eased, said James Cordier, president of Liberty Trading Groupin a CNNMoney report. “All the factors that had supported gold are now off the table,” he said.

Despite the price pullback, some analysts maintain that a small allocation to gold still makes sense for diversification purposes for long-term investors.

“Gold’s low correlation to other asset classes suggests that it has the potential to improve the efficiency of portfolios,” said David Mazza, head of ETF investment strategy, Americas, at State Street Global Advisors. [ETF Webcast: Gold Still Has a Role in Portfolios]

SPDR Gold Shares

Full disclosure: Tom Lydon’s clients own GLD.

The opinions and forecasts expressed herein are solely those of John Spence, and may not actually come to pass. Information on this site should not be used or construed as an offer to sell, a solicitation of an offer to buy, or a recommendation for any product.

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